Exhibit 99.8

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Phénélope SEMAVOINE

Tel.: + 33 (0) 1 47 44 76 29

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total enters exploration in Kenya by acquiring a 40% stake in five offshore blocks in the Lamu Basin

Paris, September 21, 2011 - Total today announces its acquisition, through its Total E&P Kenya B.V. subsidiary, of a 40% interest in five offshore exploration blocks in the Lamu Basin, blocks L5, L7, L11a, L11b and L12. Subject to the approval of the Kenyan authorities, Total will acquire:

• a 20% stake from Anadarko Kenya Company, which will continue to be the operator with a 50% interest in the permits ;

• a 5% stake from Cove Energy, which will maintain a 10% interest in the permits ;

• a 15% stake from Dynamic Global Advisors, which is selling all of its interest to Total.

Covering an area of more than 30,500 square kilometres, the exploration blocks are located offshore the Lamu Archipelago in water depths of between 100 and 3,000 metres.

A 3,500 square kilometres 3D seismic survey is currently underway. If the results are satisfactory, one or more exploration wells will be drilled once the survey has been completed.

“This transaction is part of a bold exploration strategy that consists in acquiring large stakes in high-potential frontier plays,” says Marc Blaizot, Total’s Senior Vice President, Exploration. “Recent discoveries in offshore Mozambique and Tanzania offer a very promising outlook for these Kenyan permits.”

Following its recent entry in the exploration and development of reserves in Uganda’s Lake Albert region, and its selection to develop exploration activities in Tanzania, this acquisition is another step in Total’s strategic focus on strengthening its exploration and production presence in East Africa.

Total in Kenya

Total has been present in Kenya - one of its longest established host countries in Africa - since 1955 via Total Kenya, headquartered in Nairobi. Total Kenya is listed on the Nairobi Stock Exchange and employs 385 people.

Market leader since its acquisition of Chevron’s assets in 2009, Total Kenya conducts all of the Group’s marketing operations, which include general retail and lubricant, LPG and aviation fuel distribution operations, via a network of 165 service stations.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 93,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com